================================================================================

                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             FIRST AID DIRECT, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



        FLORIDA                                      65-591796257
------------------------                 ------------------------------------
(State of incorporation)                 (I.R.S. Employer Identification No.)



   10211 Northeast 53rd Street,
        Sunrise, Florida                                33351
----------------------------------------             ----------
(Address of principal executive offices)             (Zip Code)

Issuer's Telephone Number    (954) 749-9926
                             --------------


Securities to be registered pursuant to 12(b) of the Act:     None
                                                              ----


Securities to be registered pursuant to 12(g) of the Act:_______________________


                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)


================================================================================

ITEM 1.           DESCRIPTION OF BUSINESS.

General

         First Aid Direct, Inc. ("First Aid" or the "Company") was organized in July 1977 in the State of Florida under the name of Rehabilitation Institute of South Florida, Inc. It remained dormant until it began active operations in September 1997. First Aid is a national distribution business that wholesales first aid products to first aid distributors across the nation. Most of the distributors operate mobile first aid van services that sell and service the industrial first aid kits, mandated by OSHA regulations. These kits are placed in many different types of businesses and industrial locations such as factories, distribution warehouses, offices, auto repair shops and dealerships, hotels and retail stores.

         A distributor typically operates a number of routes. Each route consists of several hundred locations that are visited by the route driver/salesman at least once a month. The driver/salesman will typically visit some 20 locations each day. The driver/salesman operates a van stocked with first aid supplies and uses the inventory to refill the kits that are placed in each location. The kits contain a mix of first aid products designed and packaged for industrial use, including bandages, tapes, gauze, antiseptics, ointments and over-the-counter medications such as aspirin, cough medications, etc. First Aid has specialized packaging that lends itself to the workplace. All items are packed in multilingual boxes that wherever possible are dispenser packs that offer each individual product in a sanitary sealed package as part of a tear off strip.

         In addition, First Aid provides a direct to business program called "Direct Ship". This program involves direct shipments to businesses. These companies typically are not our distributor types of customers because their usage is too limited for a driver/salesman to service monthly or they need centralized billing, control and pricing. First Aid offers these customers a direct order system using phone, fax or the First Aid Internet web site.

Industry Background

         The first aid business is comprised of many independent distributors of first aid and safety products to the workplace via mobile van services. Products and services include first aid cabinets, over-the-counter medications and general first aid supplies. Certain distributors also offer safety products and a variety of related training programs.

         These independent distributors purchase their products through value-added wholesale distribution companies. There are approximately 12 such companies operating in the United States. Typically, a wholesale company will recruit distributors within the industry to distribute products under the wholesaler's names. The typical business relationship between wholesaler and distributor features restrictions such as limited territories, non-compete agreements and agreements to use the wholesale company's name as the distributor's product line.

         Today, the market for these distributors is virtually any business. The reason is that the Federal Occupational Safety & Health Administration (OSHA) has a regulation (29 CFR 1910.151(b)) that requires that First Aid supplies be readily available in the workplace. It is more convenient for the business operator to use the services of the first aid distributor to supply the correct product mix of required first aid supplies that are not only designed for use in the workplace, but are refilled and kept current each month.

         A consolidation has taken place in the first aid distribution business. Zee Medical, a subsidiary of wholesale distributor McKesson Corp., currently is one of the oldest and also has a large market share. Cintas Corp. decided to penetrate this market quickly, and therefore adopted an acquisition strategy. The first acquisition was in February 1997, and that was followed by three additional acquisitions, another in 1997 and two in 1998. Both of these major organizations place broad restrictions on their distributors, including geographical restraints on distribution.

         As a result of this consolidation, distributors working within the same territory that previously bought from competing companies are now being supplied by the same parent company. First Aid believes that many of these distributors desire more independence and choice than the new combined entities can offer. We believe these market conditions provide an opportunity for First Aid to emerge and compete for the business of the first aid distributors dissatisfied with the new corporate structure brought on by the consolidation in the industry.

Company Background

         The Company began active operations in September 1997 in Fort Lauderdale, Florida as a national distribution company to wholesale first aid products to distributors across the nation. On August 12, 1997, prior to conducting active operations, the Company issued 2,100,000 shares to Mr. Scott Siegel for equipment, vans, inventory and customer lists. In addition, nominal liabilities were assumed. This increased the total issued and outstanding shares to 2,500,000 shares, and the Company changed its name to First Aid Select, Inc. in October 1997. First Aid's concept was also to provide a distinct corporate account program for end users by offering nationwide companies the option of on-site first aid cabinet replenishment service or a direct order system. Mr. Siegel also contributed his mobile van business to First Aid.

         Mr. Siegel had owned and operated an eight-van first aid company as a distributor for Affirmed Medical, a national supplier of first aid products. During 1997 and 1998, Affirmed Medical along with other national suppliers were purchased by Cintas.

         The Cintas roll-up brought previously competing regional first aid distributors under the same umbrella organization. As a South Florida regional operator, First Aid recognized that this new organization might not be welcomed by all operators. The roll-up had the effect of constricting the geographic markets for distributors servicing the same area. Limited by territory agreements that prevented them from competing with other operators in their buying group, the Cintas consolidation was viewed by many distributors as another limitation on their future expansion and a form of compelled cooperation with operators which had formerly been direct competitors.

         The Cintas roll-up had the effect of limiting new distributors from entering the business. Cintas now controlls, along with Zee Medical, the industry founder, a substantial majority of the existing market. With Cintas and Zee dominating the market, new entries could no longer readily find a national brand to affiliate with.

         Recognizing these market factors and in response to certain distributor dissatisfaction with this consolidation, management founded First Aid Select, Inc. The intent of the new venture was to offer existing distributors displeased with consolidation an alternative source of supply while offering new entries into the first aid business a national brand of products and support. First Aid places no territorial restrictions on its distributors, giving existing operators, dissatisfied with their territorial restriction agreements with the majors, the opportunity to expand regionally.

Van Dyne-Crotty Transactions

         On December 16, 1999, Scott Siegel and Robert Sussman entered into a Share Purchase Agreement with Van Dyne-Crotty, Inc. under which Van Dyne-Crotty acquired 1,000,000 shares of First Aid's common stock from Mr. Siegel and 400,000 shares of First Aid's common stock from Mr. Sussman. The purchase price for all of these shares was $2,100,000 or $1.50 per share. At the time of the agreement, the closing sales price of First Aid's common stock on the OTC Bulletin Board ranged from $1.75 to $2.25 between December 1, 1999 and December 16, 1999. The transaction was completed on January 3, 2000. Scott Siegel retained 300,000 shares of common stock in First Aid and Robert Sussman retained 100,000 shares. In addition, in connection with the transfer of First Aid's assets representing its van business to Van Dyne-Crotty (discussed below), Mr. Siegel severed his relationship with First Aid and became employed with Van Dyne-Crotty's first aid supply distribution entity, operating under the name of First Aid Select. Mr. Sussman received at this time an option for 150,000 shares exercisable at $1.50 per share. We also changed our name to First Aid Direct, Inc.

         In conjunction with the share purchase agreement, Van Dyne-Crotty and First Aid Select entered into an Asset Purchase Agreement. First Aid transferred all of the assets represented by its van distribution business to Van Dyne-Crotty, consisting of motor vehicles, accounts receivable and various permits. The purchase price for these assets was $350,000 which was paid in cash and Van Dyne-Crotty also assumed debt of approximately $60,000 associated with the mobile van distribution business. The parties also simultaneously entered into a Supply Agreement under which Van Dyne-Crotty agreed to purchase all of its requirements for first aid products and supplies from First Aid for a five-year term, unless First Aid were sold to a competitor of Van Dyne-Crotty. Under the terms of this supply agreement, First Aid is required to sell the products at the lowest of the prevailing market price for the best grade for each type of item covered. First Aid may alter the price of any item upon notice, but Van Dyne-Crotty may discontinue purchasing its total requirements of any item if the price is not comparable or the quality of the item is not competitive with similar types of products.

         First Aid received a valuation fairness opinion relative to the sale of its van division from Stenton Leigh Capital Corp. This opinion concluded, based on First Aid's lack of historical profitability, and only recent limited profitability, limited cash resources and continued need for funding, along with potential benefits from the ongoing relationship with Van Dyne-Crotty, that the transaction was fair to First Aid's shareholders.

Strategy

         Our strategy is to offer existing distributors which are dissatisfied with consolidation an alternative source of supply and to offer new entries into the first aid business a national brand of products and support. First Aid places no territorial restrictions on its distributors, giving existing operators the opportunity to expand regionally. Without territory agreements, First Aid is able to offer large national companies a centralized and uniform direct buying program.

         First Aid Direct is introducing many innovations to the industry like retail quality packaging, no territorial restrictions, direct E-Commerce ordering and direct ship programs. First Aid will promote its approach to doing business in an industry that management believes has not seen many market innovations for the last several years.

Products and Services

         Our product line and services includes the following type of items and services:

         o Cabinets and Fist Aid Kits: Lightweight and durable, wall mounted cabinets come in a variety of sizes to fit company or individual needs. Each kit is dust-proof and designed to be installed in a visible and accessible location.

         o First Aid Treatments: Bandages, tapes, wraps and dressings - all designed to keep minor scraps, wounds and abrasions - clean, covered, and secure. Individually packaged antiseptics, burn treatments and eye-care products, designed to minimize injuries, speed up recovery and reduce lost time in the workplace.

         o First Aid Tablets: Over the counter medications that are sealed in tamper-resistant unit dosage packets for fast, safe and effective relief from on-the-job illness and pain.

         o Safety Equipment: Signage, protective eyewear, ergonomic items, hearing protection respiratory protection, biohazard safety, oxygen, and protective clothing.

         o Training and Compliance: OSHA compliance and safety training videos. These programs are designed to be used in a classroom setting, or by individuals, to instruct and inform about safety and compliance issues in the workplace. These are available in Spanish and English.

         o Distributor Services: We are committed to helping our distributors grow their businesses by offering a variety of classroom and field training sessions in the national training center at our corporate offices. Our instructors draw on their 20 plus collective years of industry knowledge to guide and educate our distributors through all aspects of starting, managing, and maintaining a successful operation

Suppliers

         First Aid works with approximately 70 suppliers and manufacturers at any given time for its product line. At the present time, three of our suppliers account for approximately 40% of our supplies. However, other suppliers are available in the event any of these suppliers were not able to fulfill our requirements at any time. Our supplies are provided through normal purchase orders, and we have no term contracts with any of our suppliers.

Assembly of Products

         First Aid assembles approximately 20% of its products at its own facility. We outsource the balance of assembly of our products to a local workshop. This workshop "ARC Broward Incorporated" is a Florida State run facility that employs disabled citizens which assembles and packs for many companies on contract bases. This facility is located in the immediate area.

Product Liability

         We maintain product liability insurance in the amount of $5,000,000. Our suppliers also maintain product liability insurance. Our purchase orders with our suppliers do not limit or allocate liability between the parties.

Marketing and Sales

         Our sales team, which consists of one sales director and one salesman, are responsible for developing new business. They solicit distributor and direct ship customers by telephone and in- person sales calls. We also participate in a number of national trade shows and associations to develop new customers and to meet with existing ones.

         Operating from corporate headquarters in Sunrise, Florida, our salespersons handle the identification and qualification of prospected customers. Once qualified, catalog and samples are sent by mail.

         Management believes that three criteria drive the purchase of first aid products. They are price, quality and service. We believe we are offering pricing and quality comparable to our competitors. First Aid has established a number of services like a fully interactive website allowing for direct purchases online for both distributor and direct ship customers. In addition, we work with our distributors through virtually every aspect of starting, managing and maintaining a productive operation, offering a variety of classroom and field training sessions.

Competition

         Zee Medical, the largest company in the industry, pioneered the market about 30 years ago and management believes commands a 40% market share with approximately 90 distributors. Zee is owned by wholesale drug distribution giant, McKesson Corporation. Previously, Zee's key competitors, American First Aid, Life & Safety Products, Respond Industries and Affirmed, Inc., each had an estimated 10% market share with about 400 to 500 distributors combined. Most of the distributors for the four companies were smaller in size and scope than Zee's distributors. The remaining 600 or more distributors sell first aid and safety products in addition to their primary business, which ranges from fire extinguishers, coffee services, industrial supplies, etc.

         We estimate that the total first aid service market is worth approximately $ 400 million in revenues today. The first aid service market has been flat for some time since Zee has not actively grown the market for several years. Recently, Cintas, a $1.8 billion uniform company, evaluated the market and determined to enter the market through an aggressive acquisition program. As a result of their study, Cintas proceeded to buy Affirmed Inc., American First Aid, Life & Safety Products and Respond Industries, thereby effectively capturing a large position in the market through acquisitions.

         Because of the recent consolidation, two companies, Zee and Cintas, control the market. There are many independent distributors who view this consolidation as detrimental to their business. We believe they will prefer to do business with independently owned and operated wholesale companies.

Trademarks

         The United States Patent and Trademark Office have approved the following trademark applications for registration:

            Trademark Serial No.                     The Mark
            --------------------                     --------

                75/580,502                           For The Global Workplace
                75/552,491                           COLDCRUSHER
                75/522,489                           IBUPLUS
                75/552,494                           ACIDSPOILER
                75/552,940                           PAINCRUSHER
                75/558,499                           COLDCRUNCHER
                75/522,490                           SINUPLUS

         We also own the Internet domain name "firstaiddirect.com."

Government Regulation

         The Federal Occupational Safety & Health administration (OSHA) has a regulation 29 CFR 1910.151(b) that require First Aid supplies be readily available in the workplace.

         A license to manufacture distribute, import, or export a List I chemicals has been granted to us by the United States Department of Justice, Drug Enforcement Administration (DEA). This annual license, DEA registration number 002099FDY, expires September 30, 2000. We do not anticipate any difficulties in renewing this license.

Employees

         First Aid currently employs ten persons, seven of whom are full-time employees, in the following capacities: one executive officer, one administrator, two in sales and marketing, two in office staff and four in warehouse and assembly. The Company's employees are not represented by a collective bargaining agreement, and the Company considers its relations with its employees to be good.

ITEM 2.           DESCRIPTION OF PROPERTY.

         First Aid Direct's corporate headquarters and distribution center is located at 10211 NW 53rd Street, Sunrise, Florida, 33351. The business has been at this location for two years. We do approximately 20% of packaging at our own facility. The operation is located in a modern warehouse complex and currently occupies 7,200 square feet of fully air conditioned space consisting of 1,500 square feet of office space, a 250 square foot assembly area and 5,450 square feet of warehouse. We lease the facility through July 31, 2004 from Mr. Robert Sussman, our chief executive officer, at a $53,000 annual rental, in a multiple tenant facility. The terms of the lease are comparable with that provided to non-related tenants.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES PROMOTERS AND CONTROL PERSONS.

         The following table sets forth the names, positions and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

           Name                      Age               Position
           ----                      ---               --------
           Robert Sussman            42                Chief Executive Officer, Director,
                                                       President, Treasurer and Secretary
           Kevin M. Crotty           44                Director
           Stephen D. Smiley         47                Director


         ROBERT SUSSMAN - Mr. Sussman first joined First Aid in January 1998 as Chief Executive Officer, Director and Secretary. Following the transaction with Van Dyne-Crotty, Mr. Sussman also took on the roles of President and Treasurer. Mr. Sussman has experience in product development, introduction and distribution through his prior experience in a family-owned company and as an independent consultant. Between 1994 and January 1998, Mr. Sussman served as an independent consultant for various companies including A.J. Sirus, Inc., and managed his own investments. Between 1978 and 1987, Mr. Sussman and other members of his family organized Pretty Neat Industries, Inc., a sales, manufacturing and distribution company for injection molded cosmetic bath and office organizers.

         KEVIN M. CROTTY - Mr. Crotty was elected a Director of First Aid following the transaction with Van Dyne-Crotty in January 2000. Mr. Crotty currently serves as Executive Vice President of Van Dyne-Crotty, which is engaged in uniform distribution and textile services out of Dayton, Ohio. Mr. Crotty has been with that company for 24 years and has served in a range of capacities involving service, distribution, production and sales. Mr. Crotty is a member of the Board of Directors of Van Dyne-Crotty.

         STEVEN D. SMILEY - Mr. Smiley was also elected a Director of First Aid following the transaction with Van Dyne-Crotty in January 2000. Mr. Smiley currently serves as Vice President of Administration for Van Dyne-Crotty. Mr. Smiley has been with Van Dyne-Crotty for 20 years, acting in various capacities including District and General Management, Manager and Regional Manager.

ITEM 6.           REMUNERATION OF DIRECTORS AND OFFICERS.

Summary Compensation Table

         The following table sets forth information relating to the compensation paid by FAS in each of the last three fiscal years to: (i) its Chief Executive Officer; and (ii) each of its executive officers whose annual compensation exceeded $100,000 during this period.

                                    Fiscal                             Other Annual                     LTIP         All Other
Name and Principal Position         Year    Salary            Bonus    Compensation     Options/ (#)    Payouts      Compensation
---------------------------         ---------------------------------------------------------------------------------------------

Scott Siegel, Chairman             1999      81,500               0           0               0           0             0
                                   1998      81,500               0           0               0           0             0
                                   1997      15,000               0           0               0           0             0

Robert Sussman, CEO                1999      80,000               0           0         150,000           0             0
                                   1998           0               0           0               0           0             0
                                   1997           0               0           0       1,050,000           0             0


         Robert Sussman received options to purchase 1,050,000 shares exercisable at $.01 per share in November 1997. He exercised options for 75,000 shares in 1997, options for 325,000 shares in 1998 and options for 100,000 shares in 1999. In 1998, he surrendered options for 550,000 shares.

Option Grants in Last Fiscal Year

                                                       Percent of
                                Number of            Total Options/
                               Securities               Granted
                               Underlying             To Employees             Exercise
                              Options/SARs              In Fiscal                Price
    Name                       Granted (#)                Year                  ($/Sh)          Expiration Date
    -----------------------------------------------------------------------------------------------------------
Robert Sussman                   150,000                  100%                   1.50               1/20/10


Employment Agreements

         In connection with an employment agreement between First Aid and Robert Sussman, Mr. Sussman was granted options to purchase 150,000 shares exercisable at $1.50 per share. The options vest over the following term:

                       Date                               No of Shares
                       ----                               ------------

                     12/20/00                                15,000
                     12/20/01                                30,000
                     12/20/02                                30,000
                     12/20/03                                37,500
                     12/20/04                                37,500

         In conjunction with a transaction with Van Dyne-Crotty, First Aid entered into a five-year employment agreement with Mr. Sussman at December 20, 1999. The base compensation under this agreement is $100,000 per year with the possibility of bonuses as determined by independent members of the Board of Directors not employed by First Aid. Mr. Sussman will also receive an increase of his base salary in the year following First Aid having net income of in excess of

$250,000. The agreement also provides for the grant of options to purchase 150,000 shares of First Aid as described above. Mr. Sussman is also entitled to normal reimbursement for expenses and three weeks vacation.

ITEM 5. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND CERTAIN SECURITY HOLDERS

         As of April 30, 2000, there are 3,905,000 shares of common stock issued and outstanding. The following table sets forth, as of April 30, 2000, information with respect to the beneficial ownership of the Company's common stock by (i) persons known by First Aid to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director and officer of First Aid and (iii) all directors and officers as a group.

                         Common Stock Beneficially Owned

         Name                                        Shares             Percent
         ----                                        ------             -------

      Scott Siegel                                   300,000              7.7%
      10211 Northeast 53rd Street
      Sunrise, Florida 33351

      Robert Sussman                                 150,000              3.8%
      10211 Northeast 53rd Street
      Sunrise, Florida 33351

      Kevin M. Crotty                                  1,000              0.02%
      3233 Newmark Drive
      Miamisburg, OH 45342

      Daniel W. Crotty                               369,000              9.5%
      3233 Newmark Drive
      Miamisburg, OH 45342

      Stephen D. Smiley                                    0                0
      3233 Newmark Drive
      Miamisburg, OH 45342

      Van Dyne-Crotty, Inc.                        1,631,000             41.8%
      3233 Newmark Drive
      Miamisburg, OH 45342

      All officers, directors
        and Van Dyne-Crotty as a group             2,082,000             51.3%

         Scott Siegel is the former Chairman of the Board of First Aid and now is an executive with First Aid Select, which is a division of Van Dyne-Crotty.

         Kevin Crotty and Stephen D. Smiley are directors of First Aid and also executive officers and members of management of Van Dyne-Crotty. Van Dyne-Crotty acquired an additional 200,000 shares at $1.50 per share from a non-affiliate of First Aid at the time of its transaction with First Aid and 31,000 shares in April 2000 from Robert Sussman. The principal shareholders of Van Dyne-Crotty are L. William Crotty, Dan Crotty, Kevin Crotty, Bob Crotty, Brian Crotty and Shane Crotty. These individuals in their management capacity have the right to voting and dispositive power for the Van Dyne-Crotty holdings.

         Robert Sussman's entire shares include 150,000 shares underlying an option which vests over a five-year period beginning December 20, 2000.

         Daniel Crotty is voting trustee under a voting trust agreement executed in connection with the Van Dyne-Crotty transaction. He has the right to vote Mr. Siegel's shares and 69,000 shares acquired by members of Van Dyne-Crotty's management. He also has the right to vote any shares Mr. Sussman receives upon exercise of his option.

         As indicated above, Scott Siegel and certain of his relatives, Robert Sussman and Van Dyne- Crotty entered into a voting trust agreement with Daniel
W. Crotty serving as voting trustee. The voting trust agreement has a term of 10 years. The voting trust covers all existing securities as well as any shares of common stock received upon exercise of stock options or warrants. The agreement also provides that the shareholders other than Van Dyne-Crotty may not transfer their shares over a five-year period without giving Van Dyne-Crotty an opportunity to purchase the shares at the same price that the shares could be sold to the third party included in the notice of the transaction.

ITEM 6.           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN
                  TRANSACTIONS

         The Company leases office and warehouse space for its corporate facility from Robert Sussman, its Chief Executive Officer under a five year operating lease expiring July 31, 2004. Annual rent is approximately $53,000. Rent expense for 1999 was $45,000 and $28,000 1999 and 1998, respectively.

         On December 20, 1999, Van Dyne-Crotty acquired 1,000,000 shares of common stock of First Aid from Scott Siegel and 400,000 shares of common stock of First Aid from Robert Sussman for a total purchase price of $2,100,000 or $1.50 per share. Mr. Siegel was the Chairman of the Board of First Aid at the time of the transaction and Mr. Sussman was Chief Executive Officer at the time of the transaction and continues in that position. The market price of the common stock of First Aid at the time of the transaction was $1.75 to $2.25. At the same time, Van Dyne-Crotty entered into an Asset Purchase Agreement with First Aid under which we sold our retail van and distribution business and related assets for $350,000 plus the assumption of $60,000 in debt. This division accounted for approximately $668,211 in revenues during the fiscal year ended December 31, 1999 and net income of $27,286 from this division.

         In connection with the Asset Purchase Agreement, Van Dyne-Crotty and First Aid also entered into a Supply Agreement. In the Supply Agreement, Van Dyne-Crotty agreed to purchase its total requirements for first aid products for a period of five years. However, the supply agreement will terminate in the event First Aid's shares are sold to a competitor of Van Dyne-Crotty in the same business. The agreement further provides that the prices for the products to be sold will be no higher than the lowest of the prevailing market prices for the best grade of comparable products in the marketplace. First Aid may revise the price on written notice for supplied items under the same condition that they represent the lowest of the prevailing market for the best grade of these products. During the first quarter of the 2000 fiscal year, Van Dyne-Crotty purchased $108,337 of our products which represented approximately 18% of our total revenues for the first fiscal quarter of the 2000 fiscal year.

         In April 2000, Van Dyne-Crotty and members of its management acquired 100,000 shares of First Aid from Robert Sussman for a purchase price of $69,000 or $0.69 per share.

ITEM 7.           DESCRIPTION OF SECURITIES

Common Stock

         First Aid is authorized to issue 50,000,000 shares of common stock. par value $.001 of which 3,905,000 are issued and outstanding as of the date of this report,

         Holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up, after payment to creditors, First Aid's assets will be divided pro rata on a per share basis among the holders of the common stock.

         Each share of common stock entitles its holders to one vote. Holders of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose. In this event, the holders of the remaining shares will not be able to elect any directors. First Aid's by-laws require that only a majority of our issued and outstanding shares need be represented to constitute a quorum and to transact business at a shareholders' meeting. First Aid's common stock has no preemptive, subscription or conversion rights and is not redeemable by us.

Preferred Stock

         First Aid is not authorized to issue shares of preferred stock.

Certain Florida Legislation

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and First Aid's Articles and Bylaws also authorize First Aid to indemnify our directors, officers, employees and agents. In addition, the our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Anti-takeover Effects of Certain Provisions of the Company's Articles of Incorporation and Bylaws

         Certain provisions of First Aid's Articles and By-laws may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of First Aid as to the benefits to shareholders of these provisions of our Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by First Aid's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. These provisions will also make the removal of our board of directors and management more difficult and may tend to stabilize our stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, believes that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, we may adopt additional provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock has traded on the Over-The-Counter Bulletin Board under the symbol "FASL" since May 1998. The following table sets forth the high and low bid quotations for the common stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions.

Period                                  High                          Low
------                                  ----                          ---

Quarter ended 06/30/98                  $ 2.25                      $ 0.9375
Quarter ended 09/30/98                  $ 1.25                      $ 0.625
Quarter ended 12/31/98                  $ 0.75                      $ 0.28125

Quarter ended 03/31/99                  $ 1.125                     $ 0.34375
Quarter ended 06/30/99                  $ 1.0625                    $ 0.4375
Quarter ended 09/30/99                  $ 2.25                      $ 0.5625
Quarter ended 12/31/99                  $ 2.25                      $ 0.20

Quarter ended 03/31/00                  $ 1.00                      $  .21
04/01 to 04/30/00                       $  .75                      $  .51

         Our transfer agent is Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, Florida 33321.

         As of March 31, 2000, there were approximately 70 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and we do not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors. Declaration and payment of future dividends, if any, will be at the sole discretion of the board of directors.

ITEM 2.           LEGAL PROCEEDINGS

         We are not a party to any material legal proceeding, nor is any officer, director or affiliate a part adverse to us in any legal proceeding.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEMS 4.          RECENT SALES OF UNREGISTERED SECURITIES

         In November 1997, First Aid issued 2,100,000 shares of common stock to Scott Siegel, its former Chairman of the Board and principal shareholder, for various first aid products, equipment and supplies prior to beginning active operations. Mr. Siegel was a sophisticated business person who had access to relevant information and had sufficient financial and other resources to undertake the transaction. Accordingly, the transaction was exempt under Section 4(2) of the Securities Act.

         Between September 1997 and March 1999, First Aid issued a total of 1,000,000 shares of its common stock to 59 investors for a total purchase price of $1,000,000 or $1.00 per share. This financing was completed under Rule 504 of the Securities Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. First Aid's Articles of Incorporation and Bylaws provide that we will shall indemnify our directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the First Aid pursuant to the foregoing provisions, First Aid has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART III


ITEM 1.           INDEX TO EXHIBITS:

         Exhibit                    Description of Documents
         -------                    ------------------------

         2.1               Asset Purchase Agreement between Van Dyne-Crotty, Inc. and First Aid
                           Select, Inc.
         3.1               Articles of Incorporation, as Amended
         3.2               By-Laws
         9.1               Voting Trust Agreement
         10.1              Employment contract with Robert Sussman
         10.2              Share Purchase Agreement between Van Dyne-Crotty, Inc., Scott Siegel and
                           Robert Sussman
         10.3              Supply Agreement between Van Dyne-Crotty, Inc. and First Aid Select, Inc.
         10.4              Lease Agreement between First Aid Select and Robert Sussman
         27.1              Financial Data Schedule

                                    PART F/S

         Following are our audited financial statements for the years ended December 31, 1999 and 1998, including the independent auditor's report, the balance sheets as of December 31, 1999 and 1998 and the related statements of operations in shareholders' equity and cash flows for the years then ended.

                             FIRST AID DIRECT, INC.


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                             FIRST AID DIRECT, INC.



                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------




                                                                                                                   PAGE
                                                                                                                   ----



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                                 F-1


FINANCIAL STATEMENTS

   Balance Sheet                                                                                                   F-2

   Statements of Operations                                                                                        F-3

   Statements of Stockholders' Equity                                                                              F-4

   Statements of Cash Flows                                                                                        F-5

   Notes to Financial Statements                                                                                F-6 - F-13


SUPPLEMENTARY INFORMATION

   Cost of Sales                                                                                                   F-14

   General and Administrative Expenses                                                                             F-14


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


To the Board of Directors and Stockholders
First Aid Direct, Inc.
Sunrise, Florida


We have audited the accompanying balance sheet of First Aid Direct, Inc. as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Aid Direct, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   RACHLIN COHEN & HOLTZ LLP



Fort Lauderdale, Florida
January 26, 2000

                             FIRST AID DIRECT, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1999



                            ASSETS
                            ------

Current Assets:
    Cash and cash equivalents                                                                          $   270,839
    Accounts receivable, net of allowance for doubtful
       accounts of $20,000                                                                                 312,593
    Inventories                                                                                            305,813
                                                                                                       -----------
       Total current assets                                                                                889,245

Property and Equipment, Net                                                                                 86,284

Other Assets                                                                                                28,196
                                                                                                       -----------

                                                                                                       $ 1,003,725
                                                                                                       ===========


             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

Current Liabilities:
    Accounts payable and accrued liabilities                                                           $   199,000
    Income taxes payable                                                                                     6,500
                                                                                                       -----------
       Total current liabilities                                                                           205,500
                                                                                                       -----------

Commitments, Contingencies and Other Matters                                                                  --

Stockholders' Equity:
    Common stock, $.001 par value; 50,000,000 shares authorized;
       3,905,000 and 3,793,000 shares issued and outstanding                                                 3,905
    Additional paid-in capital                                                                           1,671,207
    Deficit                                                                                               (871,887)
                                                                                                       -----------
                                                                                                           803,225
    Less stock subscription receivable                                                                       5,000
                                                                                                       -----------
                                                                                                           798,225

                                                                                                       $ 1,003,725
                                                                                                       ===========

                             FIRST AID DIRECT, INC.

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                                                               1999                  1998
                                                                                               ----                  ----

Net Sales                                                                                    $ 1,999,361          $   637,951

Cost of Sales                                                                                  1,424,025              503,547
                                                                                             -----------          -----------

Gross Margin                                                                                     575,336              134,404

General and Administrative Expenses                                                              638,503              390,694
                                                                                             -----------          -----------

Loss From Continuing Operations Before Income Taxes                                              (63,167)            (256,290)

Income Taxes Benefit                                                                             (85,746)              (3,497)
                                                                                             -----------          -----------

Income (Loss) From Continuing Operations                                                          22,579             (252,793)
                                                                                             -----------          -----------

Discontinued Operations:
    Income from discontinued operations, less applicable income taxes
       of $4,000 and $3,500                                                                       23,193               19,817
    Gain on disposal of discontinued operations, less applicable income
       taxes of $88,000                                                                          150,097                 --
                                                                                             -----------          -----------
    Total discontinued operations                                                                173,290               19,817
                                                                                             -----------          -----------

Net Income (Loss)                                                                            $   195,869          $  (232,976)
                                                                                             ===========          ===========

Net  Income (Loss) Per Common Share - Basic and Diluted:
       Continuing operations                                                                 $       .01          $      (.08)
       Discontinued operations                                                                       .04                  .01
                                                                                             -----------          -----------
       Net income (loss)                                                                     $       .05          $      (.07)
                                                                                             ===========          ===========



                             FIRST AID DIRECT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                  Common Stock                  Additional
                                                 -------------                    Paid-in
                                                Shares          Amount            Capital           Deficit
                                                ------          ------            -------           -------

Balance, December 31, 1997                    2,900,000       $     2,900       $ 1,043,402       $  (834,780)

Year Ended December 31, 1998:
    Sale of common stock                        488,000               488           487,512              --
    Issuance of common stock for services          --                --               1,560              --
    Options exercised                           405,000               405            10,845              --
    Net loss                                       --                --                --            (232,976)
                                             ----------       -----------       -----------       -----------


Balance, December 31, 1998                    3,793,000             3,793         1,543,319        (1,067,756)

Year Ended December 31, 1999:
    Sale of common stock                        112,000               112           111,888              --
    Acquisition of treasury stock                  --                --                --                --
    Issuance of common stock for services          --                --              15,000              --
    Options exercised                              --                --               1,000              --
    Net income                                     --                --                --             195,869
                                            -----------       -----------       -----------       -----------

Balance, December 31, 1999                    3,905,000       $     3,905       $ 1,671,207       $  (871,887)
                                            ===========       ===========       ===========       ===========

[RESTUBBED]

                                                      Treasury Stock
                                                      ---------------            Stock
                                                                             Subscription
                                                   Shares      Amount         Receivable          Total
                                                   ------      ------         ----------          -----

Balance, December 31, 1997                         $   --          $-       $      (750)       $   210,772

Year Ended December 31, 1998:
    Sale of common stock                               --           -              --              488,000
    Issuance of common stock for services              --           -              --                1,560
    Options exercised                                  --           -            (3,250)             8,000
    Net loss                                           --           -              --             (232,976)
                                                  ---------        --       -----------        -----------


Balance, December 31, 1998                             --                        (4,000)           475,356

Year Ended December 31, 1999:
    Sale of common stock                               --                                          112,000
    Acquisition of treasury stock                   125,000         -              --                 --
    Issuance of common stock for services           (25,000)        -              --               15,000
    Options exercised                              (100,000)        -            (1,000)              --
    Net income                                         --           -              --              195,869
                                                  ---------        --       -----------        -----------

Balance, December 31, 1999                               $-        $-       $    (5,000)       $   798,225
                                                  =========        ==       ===========        ===========


                             FIRST AID DIRECT, INC.

                            STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                           1999                    1998
                                                                                           ----                    ----
Cash Flows from Operating Activities:
    Net income (loss)                                                                   $ 195,869                $(232,976)
    Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
         Depreciation                                                                      15,289                    8,681
         Provision for doubtful accounts                                                   22,973                   12,332
         Gain on sale of discontinued operations                                         (238,250)                    --
         Change in net assets and liabilities of discontinued operations                  (31,249)                    --
         Stock issued for compensation                                                     15,000                    1,560
         Changes in operating assets and liabilities:
            (Increase) decrease in:
              Accounts receivable                                                        (177,809)                (160,228)
              Inventories                                                                   3,790                 (125,874)
              Other assets                                                                (24,046)                   1,363
            Increase in:
              Accounts payable and accrued liabilities                                     84,991                   64,703
              Income taxes payable                                                          6,500                     --
                                                                                        ---------                ---------
                 Net cash used in operating activities                                   (126,942)                (430,439)
                                                                                        ---------                ---------

Cash Flows from Investing Activities:
    Purchase of equipment                                                                 (59,767)                 (45,606)
    Proceeds from sale of discontinued operations                                         350,000                     --
                                                                                        ---------                ---------
                 Net cash provided by (used in) investing activities                      290,233                  (45,606)
                                                                                        ---------                ---------

Cash Flows from Financing Activities:
    Repayments on notes payable                                                           (25,000)                 (16,685)
    Proceeds from sale of common stock                                                    112,000                  496,000
                                                                                        ---------                ---------
                 Net cash provided by financing activities                                 87,000                  479,315
                                                                                        ---------                ---------

Net Increase in Cash and Cash Equivalents                                                 250,291                    3,270

Cash and Cash Equivalents, Beginning                                                       20,548                   17,278
                                                                                        ---------                ---------

Cash and Cash Equivalents, Ending                                                       $ 270,839                $  20,548
                                                                                        =========                =========

Supplemental Disclosures of Cash Flow Information:
    Cash paid for interest                                                              $     584                $   5,299
                                                                                        =========                =========

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998




NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Capitalization

             First Aid Direct, Inc. (the Company) was incorporated in the State of Florida in July 1977 as Rehabilitation Institute of South Florida, Inc. The Articles of Incorporation, as amended on August 5, 1997, authorize the Company to issue and have outstanding at any one time 50,000,000 shares of common stock with a par value of $.001. A second amendment to the Articles of Incorporation on December 22, 1999 ratified the name change from First Aid Select, Inc. to First Aid Direct, Inc.

         Business

             The Company distributes nationally wholesale first aid products to first aid distributors and also to nationwide companies on a direct order system as end users. The Company operated a regional retail van distribution business which was sold on December 20, 1999 and is presented as discontinued operations in the accompanying financial statements (see Note 9).

         Cash and Cash Equivalents

             The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         Inventories

             Inventories, which are comprised of first aid products held for sale, are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

         Property and Equipment

             Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance which do not extend the lives of the respective assets are charged to expense as incurred. Major replacements or betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Concentrations of Credit Risk

             Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk (Continued)

             Cash
             The Company maintains deposit balances at financial institutions that, from time to time during the year, may exceed federally insured limits. At December 31, 1999, the Company had deposits of approximately $24,000 in excess of federally insured limits. The Company maintains its cash with a high quality financial institution which the Company believes limits these risks.

             Accounts receivable
             The Company generally sells product to a wide variety of customers without requiring collateral. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         Income Taxes

             The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Revenue Recognition

             The Company recognizes revenue, (including shipping and handling fees) when the merchandise is shipped to customers. Allowances for estimated returns are provided when sales are recorded.

         Advertising Costs

             Advertising costs are expensed as incurred. Advertising costs incurred for the years ended December 31, 1999 and 1998 were approximately $23,000 and $9,000, respectively.

         Stock-Based Compensation

            The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro-forma disclosure of the impact of applying the fair value method of SFAS No. 123.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Stock-Based Compensation (Continued)

            The Company follows SFAS No. 123 in accounting for stock options issued to non-employees.

         Net Income (Loss) Per Common Share

            Basic net income (loss) per common share has been computed using the net income (loss) from continuing operations divided by the weighted average shares outstanding. Diluted income per common share assumes exercising options granted.

         Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

         Recent Accounting Pronouncements

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 as amended by SFAS No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements (Continued)

            Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of this standard on January 1, 2001 to affect its financial statements.


NOTE 2.  PROPERTY AND EQUIPMENT
                                                                     Estimated
                                                                    Useful Lives

        Furniture and equipment                                         5 years                          $  86,730
        Leasehold improvements                                          5 years                             20,584
                                                                                                          --------
                                                                                                           107,314
        Less accumulated depreciation                                                                       21,030
                                                                                                          --------
                                                                                                         $  86,284
                                                                                                         =========

NOTE 3.  RELATED PARTY TRANSACTIONS

         Leases

            The Company leases office space for its corporate facility from a related party under a five year operating lease expiring July 31, 2004. Annual rent is approximately $53,000. Rent expense for 1999 was $45,000 and $28,000 for 1999 and 1998, respectively.

         Stock Issued For Services

            During 1998, a then major stockholder of the Company transferred 2,600 shares of common stock to certain employees in exchange for services. These shares have been accounted for as compensation expense at the estimated fair value of the shares issued, with a corresponding credit to additional in paid-in capital.

         Employment Agreement

            The CEO of the Company entered into a five-year employment agreement with the Company effective December 20, 1999. The base compensation is approximately $100,000, with bonus increases provided that certain performance requirements are met. The employment agreement also provides for 150,000 stock options to be granted January 1, 2000, exercisable over a five-year vesting period. The option exercise price is $1.50, which approximates market value on the date of grant.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 3.  RELATED PARTY TRANSACTIONS (Continued)

         Treasury Stock

            During 1999, a former stockholder was required to forfeit 125,000 shares, which were returned to the Company, due to non-performance of his employment contract, and accounted for as treasury stock. Of the shares which were held in treasury, 25,000 shares were reissued to the CEO and other consultants, and accounted for as compensation, at the estimated fair value of these shares, and 100,000 shares were reissued upon the exercise of certain stock options (see Note 8). No treasury shares remained as of December 31, 1999.


NOTE 4.  INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                                         1999            1998

         Tax provision at the statutory rate of 34%                                     $ 68,800      $(79,000)
         State income taxes, net of federal income tax                                     1,500        (7,000)
         Benefit of net operating loss carryforward                                      (37,700)            -
         Exercised stock options                                                         (39,400)            -
         Change in valuation allowance                                                         -        98,000
         Other                                                                            13,300       (12,000)
                                                                                         -------        ------
                                                                                        $  6,500      $      -
                                                                                         =======      =========

         The components of current tax expense (benefit) are as follows:
                                                                                         1999            1998
                                                                                         ----            ----

         Continuing operations                                                          $(85,500)      $(3,500)
         Discontinued operations                                                          92,000         3,500
                                                                                         -------        ------
            Income tax expense                                                          $   6,500      $     -
                                                                                        ========       =======

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 4.  INCOME TAXES (Continued)

         The net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets as of December 31, 1999 are as follows:

                                                                                          1999               1998
                                                                                          ----               ----
          Net operating loss carryforward                                               $148,000          $186,000
          Stock and stock options issued for compensation                                      -            39,000
          Start-up costs                                                                  40,000            60,000
          Less valuation allowance                                                      (188,000)         (285,000)
                                                                                         -------           -------
             Net deferred tax asset                                                     $      -          $     -
                                                                                         =======          ========

         As of December 31, 1999, sufficient uncertainty exists regarding the realizability of these deferred tax assets and, accordingly, a 100% valuation allowance has been established.

         At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $400,000.

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. Such a change in ownership occurred in 1997. As a result, based upon the amount of the taxable loss incurred to December 31, 1997, the Company estimates that an annual limitation will apply to the net operating loss carry forward existing as of that date in the amount of $155,000 annually. The Company's utilization of its tax benefit carryforwards may be further restricted in the event of subsequent changes in the ownership of the Company.


NOTE 5.  NET INCOME (LOSS) PER COMMON SHARE

         The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which requires the presentation of both basic and diluted net income (loss) per share.

         Basic net income (loss) per common share has been computed based upon the weighted average number of shares of common stock outstanding during the period. The number of shares used in the computation was 3,887,000 and 3,237,000 for 1999 and 1998, respectively. Diluted income
         (loss) per common share has not been presented, since the effect of common share equivalents is not material in 1999 and would be anti-dilutive in 1998.

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 6.  PRIVATE PLACEMENT OF SECURITIES

         During the period from September 1997 through December 31, 1999, the Company has raised substantially all of its capital through the private placement of its equity securities. The sales of these securities resulted in the issuance of an aggregate of 1,000,000 shares of its common stock and the receipt of $1,000,000 of total proceeds as of December 31, 1999.


NOTE 7.  STOCK OPTIONS

         In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS No. 123, the Company continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The differences between the recognition and measurement provisions of SFAS No. 123 and APB 25 had no material effect on the Company's results of operations for 1999 and 1998.

         The Company estimates the fair value of each stock option at the grant date by using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 1997; no dividend yield; an expected life of five years; 50% expected volatility, and 6.00% risk free interest rate. No options were granted in 1998 or 1999.

         The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions including the expected price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, the actual results can vary significantly from estimated results.

         A summary of the status of options as of December 31, 1999 and changes during the year ended on that date are presented below:

                                                                                          Range of
                                                                                          Exercise
                                                                     Options               Price
                                                                     -------               -----
         Summary of Activities in Stock Options:
            Balance, December 31, 1997                               585,000           $.01 to $.10
            Year Ended December 31, 1998:
               Granted                                                     -
               Exercised                                             405,000           $.01 to $.10
                                                                     -------
            Balance, December 31, 1998                               180,000           $.01 to $.10
            Year Ended December 31, 1999:
               Granted                                                     -
               Exercised                                             100,000                 $.01
                                                                     -------
            Balance, December 31, 1999                                80,000                 $.10
                                                                    ========

                             FIRST AID DIRECT, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


NOTE 7.  STOCK OPTIONS (Continued)

         The following table summarizes information about outstanding options at December 31, 1999:

                         Options Outstanding                                    Options Exercisable
          --------------------------------------------------    -----------------------------------------------------
                               Number          Weighted                              Number
                             Outstanding        Average            Weighted        Exercisable         Weighted
             Range of            at            Remaining           Average             at               Average
             Exercise       December 31,      Contractual          Exercise       December 31,         Exercise
              Prices            1999             Life               Price             1999               Price
              ------            ----             ----               -----             ----               -----
                  $.10            80,000          2.5               $.10             80,000             $.10
                  ====            ======          ===               ====             ======             ====

         Subsequent to December 31, 1999, 150,000 options were granted to an employee pursuant to an employment agreement (see Note 4).


NOTE 8.  SALE OF RETAIL OPERATIONS

         On December 20, 1999, the Company entered into an asset purchase agreement to sell the regional retail van distribution business and all related assets for $350,000, to be paid in cash. The results of operations of the van distribution business for the respective periods are presented as discontinued operations in the accompanying statements of operations. Additionally, the gain recognized on the sale is presented separately as a component of discontinued operations.

         The following table represents the summarized results of operations of the discontinued division.

                                                                                         1999             1998
                                                                                         ----             ----
         Revenue                                                                       $668,211         $547,248
         Expenses                                                                       640,925          523,934
                                                                                        -------          -------
         Income from discontinued operations                                          $  27,286        $  23,314
                                                                                       ========         ========

         The Company had various equipment installment notes (approximately $7,000 in 1998, which increased to $70,000 in 1999), payable to a bank, collateralized by certain vans. These loans were assigned to the purchaser as part of the sale of the retail division. The outstanding principal balance of such obligations at December 20, 1999 was approximately $60,000. The Company remains the maker of record and legally liable for such obligations.

                             FIRST AID DIRECT, INC.

                            SUPPLEMENTARY INFORMATION

                           DECEMBER 31, 1999 AND 1998

                             FIRST AID DIRECT, INC.

                            SUPPLEMENTAL INFORMATION

                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                         1999             1998
                                                         ----             ----
Cost of Sales:
    Inventory, beginning                             $  309,603       $  203,625
    Purchases                                         1,220,356          534,145
    Freight in                                          171,230           42,289
    Warehouse salaries                                   28,649           27,839
    Contract packaging                                     --              5,252
                                                      1,729,838          813,150
    Inventories, ending                                    --            309,603
                                                     $1,729,838       $  503,547

General and Administrative Expenses:
    Payroll                                             296,442          137,841
    Professional fees                                    49,057           29,343
    Office                                               67,943           45,752
    Payroll taxes                                        38,135           15,863
    Rent                                                 45,119           27,788

    Travel                                               19,693           17,906
    Telephone                                            12,427            7,331
    Insurance                                            19,626            6,165
    Employee benefits                                    25,967           23,676
    Advertising                                           3,066            4,334

    Property maintenance                                 23,038            3,655
    Depreciation                                         15,289            5,312
    Bad debts                                            12,973            2,332
    Utilities                                             9,728            7,316
    Start-up costs                                         --             56,080
                                                      --------            ------
                                                     $  638,503       $  390,694
                                                     ==========       ==========

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, First Aid Direct, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             FIRST AID DIRECT, INC.


                                              By: /s/ Robert Sussman
                                                  ------------------------------
                                                  Robert Sussman, Chief
                                                  Executive Officer


Date: May 12, 2000

                                INDEX TO EXHIBITS

         Exhibit                    Description of Documents
         -------                    ------------------------
         2.1               Asset Purchase Agreement between Van Dyne-Crotty, Inc. and First Aid
                           Select, Inc.
         3.1               Articles of Incorporation, as Amended
         3.2               By-Laws
         9.1               Voting Trust Agreement
         10.1              Employment contract with Robert Sussman
         10.2              Share Purchase Agreement between Van Dyne-Crotty, Inc., Scott Siegel and
                           Robert Sussman
         10.3              Supply Agreement between Van Dyne-Crotty, Inc. and First Aid Select, Inc.
         10.4              Lease Agreement between First Aid Select and Robert Sussman
         27.1              Financial Data Schedule